
November 2, 2012

Via E-mail
Mr. Andrew J. Littlefair
President and Chief Executive Officer
Clean Energy Fuels Corp.
3020 Old Ranch Parkway, Suite 400
Seal Beach, California 90740

> **Re:** **Clean Energy Fuels Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **File No. 001-33480**

Dear Mr. Littlefair:

We have reviewed your response dated October 2, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Consolidated Financial Statements for the Year Ended December 31, 2011, page 64
Notes to Consolidated Financial Statements, page 71

Note 18 Fair Value Measurements, page 103

1. We note your responses to comments 4 and 5 in our letter dated September 20, 2012. We acknowledge that the guidance in SAB Topic 14 was specifically written to address share-based payments with employees or nonemployees in exchange for goods or services within the scope of ASC 718 or ASC 505-50. However, we believe the guidance on determining volatility included in SAB Topic 14 D, Question 3, is based on general finance theory and would generally be consistent with valuation concepts when estimating volatility for instruments outside the scope of ASC 718. We note that in the fifth paragraph of your response to comment 5 you provide the reasons you did not meet

the criteria to exclusively rely on implied volatility for estimating the fair values of your common stock options and restricted stock units (RSUs). So that we may better understand your response and your accounting:

- Please provide us with your analysis of each of the four criteria specified in Question 3 of SAB Topic 14 D for your Series I warrants and, based on that analysis, provide us with your conclusion as to whether these criteria support your exclusive use of implied volatilities based on your short-term traded options extrapolated over the remaining term of the warrants for valuing your Series I warrants.

- Your response to comment 5 references the requirement of SAB No. 107 to determine "the best estimate of expected volatility." We note that in valuing your employee stock options, you determined that the best estimate of expected volatility includes consideration of both historical and implied volatility. While we understand that your warrants are outside the scope of ASC 718, it remains unclear to us why it is reasonable that your best estimate of expected volatility under ASC 718 would consider both historical and implied volatility but your best estimate of expected volatility for your Series I warrants under general finance theory would solely consider implied volatility. Please tell us in more detail why you believe the inputs you used to determine the volatility assumptions for the Series I warrants represent your best estimate of the expected volatility of these instruments. Also tell us whether you disagree that the four criteria specified in Question 3 of SAB Topic 14 D for the exclusive use of implied volatilities are based on general finance theory and are considered when valuing instruments outside the scope of ASC 718. If you disagree, provide a detailed discussion of the basis for your disagreement.

- Please tell us the range of expected volatilities you used in determining the fair value of your Series I warrants at December 31, 2011.

- Please tell us how you determined the volatility assumptions for your employee stock options and RSUs. Specifically, please tell us how you determined the weightings applied to the selected peer group historical volatility, your historical volatility and implied volatility for your employee stock options and to your historical volatility and implied volatility for your RSUs. Also, please explain why you believe the weightings you selected are appropriate.

2. Your response to comment 4 indicates that in the process of establishing the volatility assumption for your Series I warrants, you considered information from an outside independent valuation specialist, historical volatilities of various periods and an informal dealer quote from an investment banker who represents the holders of the Series I warrants. Please explain to us in detail the precise nature of the information you received from these additional sources. Please explain how and why such information was considered to validate your exclusive use of implied volatility in determining the fair value of the Series I warrants.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comments or any other questions

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief